Exhibit 99.1

UTStarcom Reports Unaudited GAAP Financial Results for the Third Quarter of 2014

• Third Quarter Revenues Exceeded Previously Provided Expectations-

• New Expanded Packet Optical Contract Strengthened Partnership with Chunghwa Telecom -

• New CFO Onboard to Bring Unique and Valuable Perspectives to Solidify the Company’s fundamentals -

• Two New Executive Onboard to Boost Marketing and Sales in North America and India-

Hong Kong, November 14, 2014 — UTStarcom (“UTStarcom” or “the Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited GAAP financial results for the quarter ended September 30, 2014.

Mr. William Wong, UTStarcom’s Chief Executive Officer, stated, “We delivered a solid third quarter and this is attributed to the strength of our core broadband business as well as our aggressive business transformation that we have been focused on executing. During the third quarter, revenues results exceeded expectations and we had a sequential improvement in gross margin, which demonstrates the positive progress we are making in driving our business forward. In addition to contract wins, we also expanded our global marketing and sales initiatives and appointed two executives to our global leadership team, all of which will help us greatly strengthen our go-to-market strategy in our three key regions, namely Japan, the US and India. Our management team and Board of Directors continue to work closely together to drive our progress and success in the business. We believe we are nearing the end of our transition and transformation and we are optimistic about the future as we see continued demand for the innovative technologies we are bringing to the market.”

2014 Third Quarter Operating Highlights

•                      Won an optical transport products contract expansion that was originally awarded in 2013 to upgrade Chunghwa Telecom’s 4G LTE network capacity and infrastructure in Taiwan.

•                      Started the shipment of multi-service access network (MSAN) equipment to support BSNL, a leading telecom service provider in India, as it works to upgrade its network to offer Next Generation Multi-Media Services to its customers.

•                      Showcased the latest suite of broadband products in the Company’s three key target markets: Japan, North America and India.

2014 Third Quarter Financial Performance Highlights

•                      Third quarter 2014 revenues were $32.3 million, exceeding the Company’s previously provided expectations for $25 million to $30 million, and improved from $31.9 million sequentially.

•                      Third quarter 2014 gross margin was 23.9%, compared to 28.7% for the corresponding period in 2013, but improved from 20.1% sequentially.

•                      Third quarter 2014 operating expenses were $9.6 million, a decrease of 17.4% from $11.6 million for the corresponding period in 2013.

•                      Third quarter 2014 operating loss was $1.9 million, compared to operating income of $0.2 million for the corresponding period in 2013, but improved from operating loss of $2.8 million sequentially.

•                      Third quarter 2014 net loss was $8.2 million, which was partially due to certain investment impairment. After taking out the $4.3 million investment impairment loss, the net loss was $3.9 million, compared to net income of $0.43 million for the corresponding period in 2013, but improved from net loss of $4.6 million sequentially.

•                      Third quarter 2014 basic net loss per share was $0.22. After taking out the $4.3 million investment impairment loss, basic net loss per share was $0.10, compared to basic net income per share of $0.01 for the corresponding period in 2013, but improved from basic net loss per share of $0.12 sequentially.

•                      Third quarter 2014 operating cash flow was positive $0.5 million, compared to $3.7 million for the corresponding period in 2013, but improved from negative $3.5 million sequentially.

•                      As of September 30, 2014, cash and cash equivalents were $90.5 million. The negative impact of foreign exchange rate change was $2.9 million due to the depreciation of Japanese yen against the U.S. dollar.

Mr. Min Xu, UTStarcom’s Chief Financial Officer, commented, “We are pleased to report better than expected revenues and sequential improvement in gross margin. It’s also encouraging that we achieved positive operating cash flow and maintained strong balance sheet. With $90.5 million in cash and no debt, we are confident that we have adequate liquidity to fund our future business growth. Going forward, we will keep our vigilant focus on topline stabilization, cost control and mitigating the pressure on gross margin.”

Third Quarter 2014 GAAP Financial Results

Total Revenues

Three months ended September 30, 2014 and 2013

Total revenues for the third quarter of 2014 were $32.3 million, a decrease of 21.6% from $41.2 million for the corresponding period in 2013.

•                      Net sales from equipment for the third quarter of 2014 were $26.2 million, a decrease of 26.8% from $35.8 million for the corresponding period in 2013. The decrease was mainly due to the decreased sales of Packet Optical Transport (“optical transport,” formally known as “PTN”) and value added resell products, which were partially offset by the increased sales of Wi-Fi, MSAN, Customer Premise Equipment (“CPE”) and Multi Service Transport Platform (“GEPON”) products.

•                      Net sales from equipment-based services for the third quarter of 2014 were $6.1 million, an increase of 13.1% from $5.4 million for the corresponding period in 2013.

Nine months ended September 30, 2014 and 2013

Total revenues for the first nine months of 2014 were $96.5 million, a decrease of 23.5% from $126.1 million for the corresponding period in 2013.

•                      Net sales from equipment for the first nine months of 2014 were $78.0 million, a decrease of 27.9% from $108.2 million for the corresponding period in 2013. The decrease was mainly due to the decreased sales of optical transport, MSAN and MSTP products, which were partially offset by the increased sales of CPE, GEPON and value-added resell products.

•                      Net sales from equipment-based services for the first nine months of 2014 were $18.5 million, an increase of 3.4% from $17.9 million for the corresponding period in 2013.

Gross Profit

Three months ended September 30, 2014 and 2013

Gross profit was $7.7 million, or 23.9% of net sales, for the third quarter of 2014, compared to $11.8 million or 28.7% of net sales, for the corresponding period in 2013.

•                      Gross profit for equipment sales for the third quarter of 2014 was $7.5 million, a decrease of 39.1% from $12.3 million for the corresponding period in 2013. Gross margin for equipment sales for the third quarter of 2014 was 28.6%, compared to 34.6% for the corresponding period in 2013. The decrease in gross profit was primarily caused by the decreased sales of older generation but relatively higher margin optical transport products due to the transition period between optical transport product generations, as well as the impact of the depreciation of Japanese yen against the U.S. dollar by around 4% year over year.

•                      Gross profit for equipment-based services for the third quarter of 2014 was $0.2 million, compared to gross loss of $0.5 million for the corresponding period in 2013. Gross margin for equipment-based services for the third quarter of 2014 was 3.9%, compared to negative 8.8% for the corresponding period in 2013.

Nine months ended September 30, 2014 and 2013

Gross profit was $18.7 million, or 19.4% of net sales, for the first nine months of 2014, compared to $33.1 million or 26.2% of net sales, for the corresponding period in 2013.

•                      Gross profit for equipment sales for the first nine months of 2014 was $18.4 million, a decrease of 45.5% from $33.8 million for the corresponding period in 2013. Gross margin for equipment sales for the first nine months of 2014 was 23.6%, compared to 31.2% for the corresponding period in 2013. The decrease in gross profit was primarily caused by the decreased sales of relatively higher margin optical transport products and increased sales of relatively lower margin value-added resell products, as well as the impact of the depreciation of Japanese yen against the U.S. dollar by around 8% year over year.

•                      Gross profit for equipment-based services for the first nine months of 2014 was $0.3 million, compared to gross loss of $0.7 million for the corresponding period in 2013. Gross margin for equipment-based services for the first nine months of 2014 was 1.8%, compared to negative 4.0% for the corresponding period in 2013.

Operating Expenses

Three months ended September 30, 2014 and 2013

Operating expenses for the third quarter of 2014 were $9.6 million, a decrease of 17% from $11.6 million for the corresponding period in 2013.

•                      Selling, general and administrative expenses in the third quarter of 2014 were $7.1 million, a decrease of 10.7% from $7.9 million for the corresponding period in 2013. The decrease was mainly due to the decreased personnel-related costs as a result of the Company’s restructuring efforts in 2013 and decreased professional services expenses.

•                      Research and development expenses in the third quarter of 2014 were $2.6 million, a decrease of 37.7% from $4.1 million for the corresponding period in 2013. The decrease was mainly due to the decrease in research and development personnel costs as a result of the Company’s restructuring efforts in 2013.

•                      Net gain or loss on divestiture in the third quarter of 2014 was nil, compared to net gain of $0.4 million in the corresponding period in 2013. The net gain on divestiture in the third quarter of 2013 was due to the divestiture of the Company’s DOCSIS-EOC business.

Nine months ended September 30, 2014 and 2013

Operating expenses for the first nine months of 2014 were $26.7 million, a decrease of 29.1% from $37.7 million for the corresponding period in 2013.

•                      Selling, general and administrative expenses for the first nine months of 2014 were $18.9 million, a decrease of 27.7% from $26.1 million for the corresponding period in 2013. The decrease was mainly due to the decreased personnel-related costs as a result of the Company’s restructuring efforts in 2013 and decreased professional services expenses.

•                      Research and development expenses for the first nine months of 2014 were $7.9 million, a decrease of 23.7% from $10.3 million for the corresponding period in 2013. The decrease was mainly due to a decrease in research and development and personnel costs as a result of the Company’s restructuring efforts in 2013.

•                  Net gain or loss on divestiture for the first nine months of 2014 was nil, compared to net loss of $1.3 million in the corresponding period in 2013. The net loss on divestiture for the first nine months of 2013 was due to the disposal of the Company’s NGN and DOCSIS-EOC related assets.

Operating Loss

Three months ended September 30, 2014 and 2013

Operating loss for the third quarter of 2014 was $1.9 million, compared to operating income of $0.2 million for the corresponding period of 2013. The increase in operating loss was attributable to the increased mix of relatively lower margin products.

Nine months ended September 30, 2014 and 2013

Operating loss for the first nine months of 2014 was $8.0 million, compared to operating loss of $4.7 million for the corresponding period of 2013. The increase in operating loss was attributable to the increased mix of relatively lower margin products.

Other Income (Expense), Net

Three months ended September 30, 2014 and 2013

Net other expense for the third quarter of 2014 was $2.2 million, compared to net other income of $0.8 million for the corresponding period of 2013. Net other expense for the third quarter of 2014 primarily consisted of $2.8 million impairment loss related to the loan receivables from ESA Cultural Investment (Hong Kong) limited (“borrower” or “ESA”).

Net other income in the third quarter of 2013 primarily consisted of $0.8 million of foreign exchange gain, which was mainly from the appreciation of RMB against the U.S. dollar during this quarter.

Nine months ended September 30, 2014 and 2013

Net other expense for the first nine months of 2014 was $1.9 million, compared to net other income of $4.6 million for the corresponding period of 2013. Net other expense for the first nine months of 2014 primarily consisted of $2.8 million impairment loss for the loan receivables from ESA, and $1.0 million income from the release of the remaining reserve for tax indemnification provided to the buyers of our subsidiary in Korea due to expiration of the statute of limitation.

Net other income for the first nine months of 2013 primarily consisted of $2.8 million of foreign exchange gain, which was mainly from the appreciation of RMB against the U.S. dollar and $1.3 million from the release of the reserve for tax indemnification provided to the buyers of our subsidiary in Korea as a result of the expiration of the statute of limitations.

Equity Pick Up of Losses of an Associate

During the third quarter of 2014, the Company has entered into a loan agreement with iTV Media in a total amount of $1.08 million to further fund iTV Media’s business development in Thailand.

Three months ended September 30, 2014 and 2013

Equity pick up of losses of iTV Media was $1.8 million for the third quarter of 2014 and $2.3 million for the corresponding of 2013, due to 49% loss pick up from the Company’s equity investment in iTV Media.

Nine months ended September 30, 2014 and 2013

Equity pick up of losses of iTV Media was $4.4 million for the first nine months of 2014 and $6.7 million for the corresponding period of 2013, due to 49% loss pick up from the Company’s equity investment in iTV Media.

Investment Impairment

Three months ended September 30, 2014 and 2013

Investment impairment for the third quarter of 2014 was $1.5 million due to the impairment loss related to the investment in Cortina System, Inc. (“Cortina”) whom was partially acquired by Inphi Corp. (NYSE: IPHI) (“Inphi”) in July 2014. Investment impairment for the third quarter of 2013 was nil.

The Company owned approximately 4 million shares of Cortina, reflecting a book value of $3.3 million on cost method basis, as of the acquisition. According to the total consideration paid by Inphi, the Company’s proportionate consideration was $1.8 million.

Inphi had entered into an agreement and plan of merger with Cortina to acquire its high-speed interconnect and optical transport product lines on July 30, 2014, and the acquisition has been completed on October 3, 2014.

Nine months ended September 30, 2014 and 2013

Investment impairment for the first nine months of 2014 was $1.5 million due to the impairment loss related to the investment in Cortina whom was partially acquired by Inphi in July 2014. Investment impairment for the first nine months of 2013 was $0.1 million due to impairment loss from the investment in Xalted Networks.

Net Loss

Three months ended September 30, 2014 and 2013

Net loss attributable to UTStarcom’s shareholders for the third quarter of 2014 was $8.2 million, compared to net income attributable to UTStarcom’s shareholders of $0.4 million for the corresponding period in 2013.

The increase in net loss was partially due to the $2.8 million impairment loss from the loan receivables from ESA and $1.5 impairment loss related to the investment in Cortina. Basic net loss per share for the third quarter of 2014 was $0.22, compared to basic net income per share of $0.01 for the corresponding period of 2013.

Nine months ended September 30, 2014 and 2013

Net loss attributable to UTStarcom’s shareholders for the first nine months of 2014 was $16.1 million, compared to net loss attributable to UTStarcom’s shareholders of $6.7 million for the corresponding period in 2013. Basic net loss per share for the first nine months of 2014 was $0.43, compared to basic net loss per share of $0.17 for the corresponding period of 2013.

Cash Flow

•                      Cash provided by operating activities for the third quarter of 2014 was $0.5 million.

•                      Cash used in investing activities for the third quarter of 2014 was $2.2 million, including cash outflows of $1.08 million due to a loan arrangement with iTV Media, $0.7 million in purchases of property, plant and equipment, and $0.5 million of changes in restricted cash.

•                      Cash from financing activities for the third quarter of 2014 was nil.

•                      The negative impact of foreign exchange rate change on cash and cash equivalent was $2.9 million due to the depreciation of Japanese yen against the U.S. dollar.

As of September 30, 2014, UTStarcom had cash and cash equivalents of $90.5 million.

Overview of Recent Key Events

New Executive Appointments

The Company recently announced the appointment of two new members to its regional leadership team that will strengthen the Company’s operations and go-to-market strategies in the North America and India markets.

Following the office expansion in Silicon Valley, California, Mr. Aman Sehgal has been appointed Regional Head of Sales and Business Development of North America to lead the marketing and building relationships with customers and key business partners in North America. The Company has also appointed Mr. Shalin Shah as the Co-General Manger of UTStarcom India to drive sales development and overall growth strategy in India.

Company Share Repurchase Program

In a separate press release issued today, the Company’s Board of Directors (the “Board”) has approved a share repurchase program of up to $40 million of its outstanding shares over the next 24 months. The share repurchase program was approved by UTStarcom’s Board and became effective on November 12, 2014.

New Independent Director Appointment

In a separate press release issued today, the Company announced that Mr. Tetsuzo Matsumoto has been appointed as an independent director of the Company’s Board, effective November 12, 2014. Mr. Matsumoto is a Senior Advisor of SOFTBANK MOBILE Corp., as well as the CEO of Japan Link Corp., which provides consultant services to various companies through the world, who want to make a strategic move to take the leadership in the coming Mobile Internet age. This brings the Company’s total board composition to seven directors, including five independent directors.

Business Outlook

The Company is still in the process of a post-restructuring transition. However, it is confident it has stabilized operations, significantly strengthened its business, and set a strong foundation for growth in what is a dynamic and growing global industry. Further, there is enhanced visibility regarding business prospects and topline trends and opportunities.

Looking at the remainder of 2014, the Company is fully committed to broadband as the driver of the business and primary revenue contributor now and going forward. While many of the latest initiatives for the broadband business have significant momentum, new products are still in early stages of their product life cycle. With a relative decline in carrier capital expenditures, including among the Company’s core customers, in the latter half of this year, the Company expects a partial delay in the uptake of some of these higher-end products and this will result in a shift of expected new revenue into the second half of 2015. With respect to the revenue expectations, the Company anticipates total revenues in the fourth quarter of 2014 to be in the range of $25 million to $30 million. Looking ahead to 2015, the Company currently expects to achieve double-digit growth in revenue for the full year. This will be driven by demand from the Company’s existing and new customers for new and higher margin optical transport products together with WiFi and SDN products which is expected to result in significant revenue contribution beginning in the second half of 2015.

At the same time, the Company will continue to mitigate the pressure on gross margin and expects that future gross margin will be dependent on the operating environment, the new product contribution shift, and the macro-economic factors like the Yen depreciation. The Company will maintain a tight focus on cost control as it has consistently throughout the restructuring period and to the present. As a result of the foregoing, the Company expects that its overall performance for 2014 will be relatively stable or slightly below 2013.

Mr. Wong concluded, “We are confident that we are moving in the right direction. The year-to-date period and all of 2014 is extremely important as we have been and will be building a strong foundation, developing the right products, growing our customer base, and expanding our geographical focus on three key growth markets: Japan, the US and India. Overall, we strongly believe that our business is in very good shape, our customers have expressed strong interest and support for our new products, and we expect a stronger operating environment and incremental improvement in financial performance in 2015.”

Third quarter 2014 Conference Call Details

The Company’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on Friday, November 14, 2014 (9:00 p.m. Hong Kong/Beijing Time)

The conference call dial-in numbers are as follows:

United States: +1-855-298-3404

New York: +1-631-514-2526

Canada: +1-855-842-3490

Hong Kong: +852-5808-3202

China: 4001-200-539

International: + 61-2-8524-5042

The attendee passcode is: 8181030

A replay of the call will be available two hours after the end of the conference call until 10:59 a.m. U.S. Eastern Time on November 21, 2014.

The conference call replay numbers are as follows:

United States: +1-866-846-0868

Hong Kong: 800-966-697

China: 4001-842-240

International: +61-2-9641-7900

The replay passcode for accessing the recording is 8181030.

Investors will also have the opportunity to listen to the live conference call and the replay over the Internet through the investor relations section of UTStarcom’s web site at: http://www.utstar.com.

About UTStarcom Holdings Corp.

UTStarcom (NASDAQ: UTSI) is a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming, and other applications. We work with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions. The Company’s end-to-end broadband product portfolio, enhanced through in-house Software Defined Networking (SDN)-based orchestration, enables mobile and fixed-line network operators and enterprises worldwide to build highly efficient and resilient future-proof networks for a range of applications, including mobile backhaul, metro aggregation, broadband access and Wi-Fi data offload. Our strategic investments in media operational support service providers expand UTStarcom’s capabilities in the field of next generation video platforms. UTStarcom was founded in 1991, started trading on NASDAQ in 2000, and has operating entities in Hong Kong; Tokyo, Japan; San Jose, USA; Delhi and Bangalore, India; Hangzhou, China. For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market, and the Company’s ability to execute its business plan and manage regulatory matters. The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change, and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

Jane Zuo

UTStarcom Holdings Corp.

Tel: +852-3750-7632

Email: jane.zuo@utstar.com

Daniel DelRe (Hong Kong)

Tel: +852-3768-4547

Email: Daniel.DelRe@fticonsulting.com

Simona Kormanikova (New York)

+1-212-850-5685

Email: Simona.Kormanikova@fticonsulting.com

May Shen (Beijing)

Tel: +86-10-8591-1951

Email: May.Shen@fticonsulting.com

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	September 30,	December 31,
	2014	2013
	(In thousands, except par value)
ASSETS
Current assets:
Cash and cash equivalents	$90,539	$107,773
Accounts and notes receivable, net	14,716	23,260
Inventories and deferred costs	87,510	110,078
Prepaids and other current assets	28,741	31,374
Total current assets	221,506	272,485
Long-term assets:
Property, plant and equipment, net	3,799	4,771
Long-term deferred costs	2,240	8,539
Other long-term assets	76,019	81,172
Total assets	$303,564	$366,967

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$26,094	$24,953
Customer advances	58,263	75,670
Deferred revenue	28,079	29,093
Other current liabilities	23,702	34,834
Total current liabilities	136,138	164,550
Long-term liabilities:
Long-term deferred revenue and other liabilities	37,201	52,037
Total liabilities	173,339	216,587

Total equity	130,225	150,380
Total liabilities and equity	$303,564	$366,967

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended September 30,		Nine months ended September 30
	2014	2013	2014	2013
	(in thousands, except per share data)

Net sales	$32,300	$41,217	$96,541	$126,135
Cost of net sales	24,574	29,393	77,813	93,075
Gross profit	7,726	11,824	18,728	33,060
	23.9%	28.7%	19.4%	26.2%
Operating expenses:
Selling, general and administrative	7,052	7,897	18,851	26,073
Research and development	2,557	4,104	7,885	10,330
Net loss (gain) on divestiture	—	(367)	—	1,318
Total operating expenses	9,609	11,634	26,736	37,721

Operating income (loss)	(1,883)	190	(8,008)	(4,661)

Interest income, net	106	89	155	346
Other income (expense), net	(2,217)	773	(1,918)	4,621
Equity pick up of losses of an associate	(1,757)	(2,327)	(4,433)	(6,703)
Investment impairment	(1,545)	—	(1,545)	(134)
Loss before income taxes	(7,296)	(1,275)	(15,749)	(6,531)
Income taxes benefit(expense)	(925)	1,708	(350)	(145)
Net income (loss)	(8,221)	433	(16,099)	(6,676)

Net loss attributable to noncontrolling interest	—	—	—	9
Net income (loss) attributable to UTStarcom Holdings Corp.	$(8,221)	$433	$(16,099)	$(6,667)

Net income (loss) per share attributable to UTStarcom Holdings Corp.—Basic	$(0.22)	$0.01	$(0.43)	$(0.17)
Weighted average shares outstanding—Basic	37,650	38,958	37,184	39,113

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(8,221)	$433	$(16,099)	$(6,676)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	735	992	2,042	2,749
Provision for (recovery of) doubtful accounts	(8)	133	46	(67)
Stock-based compensation expense	741	472	1,849	1,189
Net loss(gain) on divestitures	—	(367)	—	1,318
Net (gain) loss on disposal of assets	—	20	4	1,283
Gain on release of tax liability due to expiration of the status limitation	—	—	(992)	(1,240)
Deferred income taxes	—	12	(31)	140
Loss from equity investments, net	1,757	2,327	4,433	6,703
Other-than-temporary impairment of cost method investments	1,545	—	1,545	134
Impairment of loan to ESA	2,788	—	2,788	—
Other	—	—	—	—
Changes in operating assets and liabilities:	1,186	(364)	(1,644)	(3,620)
Net cash provided by (used in) operating activities	523	3,658	(6,059)	1,913

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(650)	(664)	(1,185)	(2,989)
Payment for NGN divestiture	—	(1,198)	(804)	(2,156)
Net proceeds from divestitures	—	408	—	1,993
Change in restricted cash	(459)	(794)	(2,114)	1,478
Purchase of an investment interest	—	—	—	(21,592)
Loan to iTV Media	(1,080)	—	(1,080)	—
Payment for IPTV divestiture and convertible bond	—	—	—	(503)
Proceeds from disposition of an investment interest	—	—	—	569
Purchase of short-term investments	—	—	—	(79)
Proceeds from sale of short-term investments	—	—	—	293
Others	—	(3)	—	163
Net cash used in investing activities	(2,189)	(2,251)	(5,183)	(22,823)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash Collected by AR Factoring	—	(2,722)	—	—
Issuance of ordinary share upon exercise of options	—	—	5,340	—
Repurchase of ordinary share	—	—	(9,865)	(30,680)
Net cash provided by (used in) financing activities	—	(2,722)	(4,525)	(30,680)
Effect of exchange rate changes on cash and cash equivalents	(2,908)	(2,905)	(1,467)	(7,639)
Net increase (decrease) in cash and cash equivalents	(4,574)	(4,220)	(17,234)	(59,229)
Cash and cash equivalents at beginning of period	95,113	124,575	107,773	179,584
Cash and cash equivalents at end of period	$90,539	$120,355	$90,539	$120,355